As filed with the Securities and Exchange Commission on July 3, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

STRATEX NETWORKS, INC.

(Name of Subject Company (Issuer))

STRATEX NETWORKS, INC.

(Name of Filing Persons (Offeror))

Certain Options Under the Digital Microwave Corporation 1994 Stock Incentive Plan,
the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan,
the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan,
the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan
and the Stratex Networks, Inc. 2002 Stock Incentive Plan
(Title of Classes of Securities)

86279T 10 9
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Carl A. Thomsen
Senior Vice President, Chief Financial Officer
and Secretary
Stratex Networks, Inc.
120 Rose Orchard Way
San Jose, California 95134
(408) 943-0777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stratex Networks, Inc. 120 Rose Orchard Way San Jose, California 95134 (408) 943-0777	MORRISON & FOERSTER LLP 755 Page Mill Road Palo Alto, California 94304 (650) 813-5600 Attn: Justian Bastian

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$5,235,499	$424.00**

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,575,236 shares of common stock of Stratex Networks, Inc. having an aggregate value of $5,235,499 as of June 30, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $80.90 per $1,000,000 of the value of the transaction.

**$422.00 previously paid.

     [  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

     [  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Introductory Statement
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 10. Financial Statements
Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (A)(1)
EXHIBIT (A)(2)
EXHIBIT (A)(5)
EXHIBIT (A)(9)

Introductory Statement

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Stratex Networks, Inc. (the “Company”) with the Securities and Exchange Commission on June 23, 2003, relating to an offer by the Company to exchange certain outstanding options upon the terms and subject to the conditions set forth in the Offer to Exchange, dated June 23, 2003, as amended and supplemented. Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO remain unchanged.

Item 3. Identity and Background of Filing Person.

The information set forth in the last sentence of Schedule B of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “The address and the telephone number of each director and executive officer is: c/o Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, California 95134, (408) 943-0777.”

Item 4. Terms of the Transaction.

Pages 1 through 13 of Exhibit (a)(1), Offer to Exchange, dated June 23, 2003, is hereby removed and inserted into Exhibit (a)(9) Question and Answer Document for Employees of Stratex Networks, Inc.

The second sentence of the first paragraph of Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “Promptly after the expiration of the Offering Period, you will receive a letter confirming that your options have been accepted for exchange and cancelled and summarizing your rights as a participant in the exchange program, including the number of shares of our common stock your Replacement Options will entitle you to purchase.”

The first paragraph of Section 18 (“Extension of Offer; Termination; Amendment”) of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether any event set forth in the attached Schedule A has occurred or is deemed by us to have occurred, to extend the period of time during which this Offer is open, and thereby delay the acceptance for exchange of any options, by giving oral or written notice of such extension, no later than 9:00 a.m. Eastern Time on the next business day after the expiration of the Offering Period, to the option holders eligible to participate in the exchange.”

The fifth paragraph of Section 18 (“Extension of Offer; Termination; Amendment”) of Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “In the case of an extension, the amendment must be issued no later than 9:00 a.m. Eastern Time on the next business day after the last previously scheduled or announced Expiration Date.”

The phrase “, in each case subject to certain limitations,” in the introductory paragraph of Schedule A, Conditions of this Offer, to
Exhibit (a)(1), Offer to Exchange, is hereby amended and restated to read as follows: “, in each case subject to certain limitations and our reasonable discretion,”

Subparagraphs (b) and (c)(iii) of Schedule A, Conditions of this Offer, to Exhibit (a)(1), Offer to Exchange, are hereby amended as follows: the words at the end of the sentence ending with “the contemplated benefits of the Offer to us” shall be amended and restated to read as follows: “the contemplated benefits of the Offer to us; including, without limitation, benefits such as having a fewer number of options outstanding and not having to record a compensation expense in connection with this Offer;”

Subparagraphs (e)(ii) and (g) of Schedule A, Conditions of this Offer, to Exhibit (a)(1), Offer of Exchange, are hereby deleted in their entirety.

Item 10. Financial Statements.

The following is hereby added to Section 9 (“Information About Stratex Networks, Inc.”) on page 26 of Exhibit (a)(1), Offer to Exchange:

     Set forth below is selected summary financial information relating to us for the periods indicated. The consolidated statements of operations data for our fiscal years ended March 31, 2003 and 2002 and the consolidated balance sheet data as of March 31, 2003 and 2002 have been derived from our audited consolidated financial statements incorporated herein by reference.

	Years ended March 31,

	2003	2002

	(in thousands, except per
	share amounts)

Consolidated Statements of Operations Data:

Net sales	$197,704	$228,844

Net income (loss)	(51,555)	(168,873)

Diluted earnings (loss) per share	(0.62)	(2.13)

Basic weighted average shares outstanding	82,548	79,166

	Years ended March 31,

	2003	2002

	(in thousands, except
	number of employees)

Balance Sheet and Other Data:

Total assets	$184,785	$214,117

Long-term liabilities	19,145	6,675

Stockholders’ equity	112,800	167,457

Total employees	587	760

The last paragraph beginning on page 42 and continuing on page 43 of Section 20 (“Additional Information”) of Exhibit (a)(1), Offer to Exchange, which reads “We hereby incorporate by reference additional documents that we may file with SEC between the date of this Offer and the Expiration Date of the Offer. These include periodic reports, such as quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements,” is hereby deleted in its entirety.

Item 12. Exhibits.

Exhibit (a)(1), Offer to Exchange, is amended and restated and refiled in order to reflect the amendments described in this Amendment No. 1 to Schedule TO.

The last sentence on page 6 of Exhibit (a)(2) Form of Letter of Transmittal is hereby amended and restated to read as follows: “I acknowledge that I have read all of the terms and conditions of the Offer.”

The last sentence on page 3 to Exhibit (a)(5) Form of Letter of Withdrawal is hereby amended and restated to read as follows: “I acknowledge that I have read all of the terms and conditions of the Offer.”

Exhibit (a)(9) Question and Answer Document for Employees of Stratex Networks, Inc. is hereby amended and restated in its entirety to read as filed with this Amendment No. 1 to Schedule TO.

(a)	(1)		Offer to Exchange, dated June 23, 2003, as amended July 2, 2003.

	(2)		Form of Letter of Transmittal

	(3)	*	Form of Announcement Regarding Fiscal Year 2004 Compensation Program

	(4)	*	Form of Email to Eligible Option Holders

	(5)		Form of Letter of Withdrawal

	(6)	*	Form of Confirmation of Receipt of Letter of Transmittal

	(7)	*	Form of Reminder of Approaching Expiration of Option Period

	(8)	*	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

(9)	Question and Answer Document for Employees of Stratex Networks, Inc.

(10)*	Stratex Networks, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders held July 15, 2003, filed with the Securities and Exchange Commission on June 10, 2003 and incorporated herein by reference

(11)*	Stratex Networks, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2003, filed with the Securities and Exchange Commission on May 19, 2003 and incorporated herein by reference (Commission File No. 0-15895)

(b)	Not applicable.

(d)	(1	)*	Digital Microwave Corporation 1994 Stock Incentive Plan

	(2	)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1994 Stock Incentive Plan

	(3	)*	Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

	(4	)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

	(5	)*	Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

	(6	)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

	(7	)*	DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

	(8	)*	Form of Option Agreement Pursuant to the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

	(9	)*	Stratex Networks, Inc. 2002 Stock Incentive Plan

	(10	)*	Form of Option Agreement Pursuant to the Stratex Networks, Inc. 2002 Stock Incentive Plan

	(11	)*	New Zealand Tax Implications for Stock Option Grants

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

STRATEX NETWORKS, INC.

By:	/s/ Carl A. Thomsen

Senior Vice President, Chief Financial Officer and Secretary

Date: July 3, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated June 23, 2003, as amended July 3, 2003

(a)(2)	Form of Letter of Transmittal

(a)(3)*	Form of Announcement Regarding Fiscal Year 2004 Compensation Program

(a)(4)*	Form of Email to Eligible Option Holders

(a)(5)	Form of Letter of Withdrawal

(a)(6)*	Form of Confirmation of Receipt of Letter of Transmittal

(a)(7)*	Form of Reminder of Approaching Expiration of Option Period

(a)(8)*	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

(a)(9)	Question and Answer Document for Employees of Stratex Networks, Inc.

(a)(10)*	Stratex Networks, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders to be held July 15, 2003, filed with the Securities and Exchange Commission on June 10, 2003 and incorporated herein by reference

(a)(11)*	Stratex Networks, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2003, filed with the Securities and Exchange Commission on May 19, 2003 and incorporated herein by reference (Commission File No. 0-15895)

(d)(1)*	Digital Microwave Corporation 1994 Stock Incentive Plan

(d)(2)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1994 Stock Incentive Plan

(d)(3)*	Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

(d)(4)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

(d)(5)*	Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

(d)(6)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

(d)(7)*	DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

(d)(8)*	Form of Option Agreement Pursuant to the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

(d)(9)*	Stratex Networks, Inc. 2002 Stock Incentive Plan

(d)(10)*	Form of Option Agreement Pursuant to the Stratex Networks, Inc. 2002 Stock Incentive Plan

(d)(11)*	New Zealand Tax Implications for Stock Option Grants

* Previously filed.